Exhibit 99.1

March 28, 2024

Transaction In Own Shares

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its program announced on March 18, 2024 to purchase its ordinary shares, no par value per share (“Ordinary Shares”), up to a maximum aggregate amount of £5.0 million (the “Program”) in connection with future obligations under the Company’s Deferred Compensation Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	March 27, 2024
Aggregate number of Ordinary Shares purchased:	27,409
Lowest price paid per Ordinary Share (GBp):	1250.00
Highest price paid per Ordinary Share (GBp):	1229.00
Volume weighted average price paid per Ordinary Share (GBp):	1240.4392

After giving effect to the purchase of these Ordinary Shares on March 27, 2024, the Company has purchased a total of 319,000 Ordinary Shares for an aggregate gross consideration of £3,775,129.06, at an average price of GBp 1183.4260 per Ordinary Share, resulting in its completion of the Program to satisfy the Company's requirements in connection with future obligations under the Company’s Deferred Compensation Plan.

Ordinary Shares purchased pursuant to the Program will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,316,028, of which 669,947 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,646,081 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Program.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction (GMT)	Trading venue
413	1238.00	08:18:09	AIMX
472	1243.00	08:46:26	AIMX
451	1242.00	08:46:29	AIMX
416	1242.00	08:59:19	AIMX
481	1241.00	08:59:56	AIMX
472	1239.00	09:48:21	AIMX
51	1235.00	09:58:58	AIMX

389	1235.00	09:58:58	AIMX
84	1238.00	11:00:10	AIMX
225	1238.00	11:00:10	AIMX
139	1238.00	11:00:10	AIMX
60	1238.00	11:00:10	AIMX
433	1237.00	11:14:41	AIMX
495	1235.00	11:29:55	AIMX
71	1231.00	11:29:59	AIMX
289	1231.00	11:29:59	AIMX
122	1231.00	11:29:59	AIMX
49	1231.00	11:29:59	AIMX
355	1233.00	11:48:15	AIMX
111	1233.00	11:48:15	AIMX
320	1233.00	11:48:15	AIMX
94	1233.00	11:48:35	AIMX
37	1233.00	11:48:45	AIMX
39	1233.00	11:48:45	AIMX
109	1233.00	11:48:45	AIMX
99	1229.00	12:00:58	AIMX
451	1231.00	12:24:01	AIMX
419	1237.00	12:52:43	AIMX
468	1244.00	13:17:33	AIMX
236	1243.00	13:17:33	AIMX
116	1243.00	13:17:33	AIMX
66	1243.00	13:17:33	AIMX
375	1243.00	13:30:00	AIMX
184	1243.00	13:30:00	AIMX
90	1243.00	13:30:00	AIMX
302	1243.00	13:30:00	AIMX
41	1240.00	13:30:00	AIMX
354	1241.00	13:30:00	AIMX
90	1241.00	13:30:00	AIMX
42	1241.00	13:30:00	AIMX
290	1237.00	13:30:14	AIMX
84	1237.00	13:30:14	AIMX
110	1237.00	13:30:14	AIMX
8	1235.00	13:30:30	AIMX
46	1235.00	13:30:30	AIMX
40	1235.00	13:30:30	AIMX
75	1235.00	13:33:14	AIMX
150	1235.00	13:33:14	AIMX

75	1235.00	13:33:14	AIMX
64	1235.00	13:33:14	AIMX
417	1235.00	13:33:14	AIMX
61	1238.00	13:35:21	AIMX
90	1238.00	13:35:33	AIMX
90	1238.00	13:35:33	AIMX
39	1238.00	13:35:33	AIMX
127	1238.00	13:35:33	AIMX
39	1238.00	13:35:33	AIMX
39	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
39	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
90	1238.00	13:35:45	AIMX
90	1238.00	13:35:46	AIMX
90	1238.00	13:35:46	AIMX
90	1237.00	13:36:34	AIMX
90	1237.00	13:36:34	AIMX
119	1235.00	13:40:23	AIMX
307	1235.00	13:40:23	AIMX
40	1235.00	13:40:24	AIMX
180	1235.00	13:40:24	AIMX
180	1242.00	13:46:25	AIMX
180	1242.00	13:46:25	AIMX
114	1241.00	13:46:25	AIMX
86	1241.00	13:46:25	AIMX
114	1241.00	13:46:25	AIMX
115	1241.00	13:46:25	AIMX
156	1241.00	13:46:29	AIMX
44	1241.00	13:46:29	AIMX
105	1241.00	13:46:29	AIMX
75	1241.00	13:47:40	AIMX
130	1241.00	13:47:40	AIMX
401	1241.00	13:47:40	AIMX
4	1241.00	13:47:40	AIMX
75	1241.00	13:47:40	AIMX

15	1237.00	14:01:02	AIMX
444	1237.00	14:01:02	AIMX
28	1235.00	14:01:02	AIMX
304	1235.00	14:01:02	AIMX
119	1235.00	14:01:02	AIMX
14	1235.00	14:08:02	AIMX
432	1235.00	14:08:02	AIMX
181	1237.00	14:13:48	AIMX
269	1237.00	14:13:48	AIMX
325	1236.00	14:13:48	AIMX
100	1236.00	14:13:48	AIMX
7	1236.00	14:13:49	AIMX
146	1237.00	14:18:16	AIMX
337	1237.00	14:18:16	AIMX
111	1237.00	14:21:20	AIMX
75	1239.00	14:24:51	AIMX
300	1239.00	14:24:51	AIMX
209	1239.00	14:24:51	AIMX
320	1239.00	14:24:51	AIMX
119	1243.00	14:29:16	AIMX
86	1243.00	14:29:16	AIMX
129	1243.00	14:30:16	AIMX
834	1247.00	14:34:21	AIMX
333	1247.00	14:37:07	AIMX
45	1247.00	14:38:44	AIMX
458	1248.00	14:39:46	AIMX
459	1248.00	14:39:46	AIMX
46	1247.00	14:42:28	AIMX
300	1247.00	14:42:28	AIMX
165	1247.00	14:42:28	AIMX
320	1247.00	14:42:28	AIMX
508	1243.00	14:49:42	AIMX
225	1245.00	14:54:15	AIMX
203	1245.00	14:54:15	AIMX
393	1244.00	14:54:24	AIMX
97	1244.00	14:54:24	AIMX
147	1248.00	15:00:32	AIMX
50	1248.00	15:00:32	AIMX
458	1247.00	15:00:35	AIMX
265	1246.00	15:00:35	AIMX
179	1246.00	15:00:35	AIMX

457	1245.00	15:07:49	AIMX
428	1244.00	15:07:50	AIMX
75	1243.00	15:13:36	AIMX
300	1243.00	15:13:36	AIMX
75	1243.00	15:13:36	AIMX
23	1243.00	15:13:36	AIMX
185	1244.00	15:17:12	AIMX
312	1244.00	15:17:12	AIMX
50	1245.00	15:18:34	AIMX
454	1245.00	15:19:05	AIMX
401	1248.00	15:24:15	AIMX
196	1250.00	15:29:18	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.